Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Meeder Financial
Quarterly Review

Second Quarter 2008

600.0
500.0
400.0
300.0
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Meeder Financial Investment Update June 30, 2008

Total Flex-funds Net
Assets (in $Millions)

70+% Increase Over
the Past 2 ½ Years

➢

➢

➢

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Agenda

Current Economic Conditions

     Dale Smith, Chief Investment Officer

Product Design & Meeder Metrics (Our current investment position)

     Bob Meeder, President

Performance

     Bob Meeder, President

Gross Domestic Product (GDP)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08

Meeder Financial
6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Soft Landing, or Recession ?

56
54
52
50
48
46
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

ISM Index

Contraction

Expansion

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Federal Reserve Governors and Reserve Bank Presidents  (Present)

Economic Projections

1.7 to 1.9

1.9 to 2.1

2.2 to 2.4

April projections

1.8 to 2.0

2.0 to 2.2

2.2 to 2.4

Core PCE inflation

1.8 to 2.0

1.9 to 2.3

3.1 to 3.4

April projections

1.8 to 2.0

2.0 to 2.3

3.8 to 4.2

PCE inflation

4.9 to 5.5

5.2 to 5.7

5.5 to 5.7

April projections

5.0 to 5.6

5.3 to 5.8

5.5 to 5.7

Unemployment rate

2.6 to 3.1

2.0 to 2.8

0.3 to 1.2

April projections

2.5 to 3.0

2.0 to 2.8

1.0 to 1.6

Growth of real GDP

2010

2009

2008

3
2.5
2
1.5
1
0.5
0
3/1/01
8/1/01
1/1/02
6/1/02
11/1/02
4/1/03
9/1/03
2/1/04
7/1/04
12/1/04
5/1/05
10/1/05
3/1/06
8/1/06
1/1/07
6/1/07
11/1/07
4/1/08

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Core Inflation

Source: Bloomberg

Preferred Range

Excludes Energy
& Food Prices

PPI vs PPI Less Food & Energy Inflation (Year-to-Year Changes)
19
18
17
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
-1
-2
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

HIGHER PRICES

May reduce corporate profits

or be passed along to the consumer

PPI Index

5/31/2008 = 7.2%

PPI Less Food & Energy Index

(Core Inflation)

5/31/2008 = 3.0%

275
225
175
125
75
25
Jan-00
May-00
Sep-00
Jan-01
May-01
Sep-01
Jan-02
May-02
Sep-02
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
Jan-05
May-05
Sep-05
Jan-06
May-06
Sep-06
Jan-07
May-07
Sep-07
Jan-08
May-08
Industrial Inputs Price Index
Agricultural Raw Materials Index
Metals Price Index
Energy Index

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614) 766-7000 Fax (614) 766-6809
www.meederfinancial.com

Energy/Commodity Price Index (Base Year = 2005)

$42
$37
$32
$27
$22
$17
$12
Financial Select Sector
1,700
1,500
1,300
1,100
900
700
500
S&P 500
12/22/1998
6/22/1999
12/22/1999
6/22/2000
12/22/2000
6/22/2001
12/22/2001
6/22/2002
12/22/2002
6/22/2003
12/22/2003
6/22/2004
12/22/2004
6/22/2005
12/22/2005
6/22/2006
12/22/2006
6/22/2007
12/22/2007
6/22/2008
Financial Select Sector SPDR
S&P 500

*Represents banks, diversified financials, insurance, real estate

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Financial Select Sector SPDR* Vs. S&P 500

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Major Financial Institutions

83%

34

12.4

Lehman Bros

71%

62

25.88

Merrill Lynch

43%

54

21.57

Wells Fargo

89%

39

7.11

FRMC

86%

59

9.73

FNMA

37%

63

31.69

JP Morgan

81%

86

9.84

Wachovia

68%

119

22.5

AIG

62%

146

20.15

Bank of America

71%

198

15.22

Citibank

% off
High

Lost Mkt
Cap($Bill)

Current
Price

6
5
4
3
2
1
0
12/31/03
2/29/04
4/30/04
6/30/04
8/31/04
10/31/04
12/31/04
2/28/05
4/30/05
6/30/05
8/31/05
10/31/05
12/31/05
2/28/06
4/30/06
6/30/06
8/31/06
10/31/06
12/31/06
2/28/07
4/30/07
6/30/07
8/31/07
10/31/07
12/31/07
2/29/08
4/30/08
6/30/08

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Fed Target Rate

5.25%

2.0%

Stimulating
Economic Growth

Or

Inflation concerns?

5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
12/31/2007
3/31/2008
6/30/2008

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Fed Funds Futures

Housing Inventory-to-Sales Ratios
Total
5/31/2008 = 10.5
Too Many Homes Available
Balanced Market
Too Few Homes Available
Measured as Months' Available Supply
Existing Single-Family Homes
5/31/2008 = 10.4
Source: Haver Analytics, National Association of Realtors
New Homes
5/31/2008 = 10.9

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Housing Inventory

S&P/Case-Shiller U.S. National Home Price Index
Measures weighted-average change in value of residential housing markets across nine U.S. Census regions.
183
170
158
147
136
126
117
109
101
94
87
81
75
70
65
3/31/2008 = 159.2
14
12
10
8
6
4
2
0
-2
-4
-6
-8
-10
-12
Prices Rising
Prices Falling
3/31/2008 = -14.1%
S&P/Case-Shiller U.S. National Home Price Index (Year-to-Year Change)

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

National Home Price
Index

Democratic vs Republican Party to Win 2008 Presidential Election
Democratic Candidate 7/10/2008 = 67.51%
Republican Candidate 7/10/2008 = 32.41%
Data has been interpolated due to null values in some periods and represents the current probability of the scenario happening based on actually traded contracts at Intrade.
Source: Intrade www.intrade.com
2005
2006
2007
2008

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614) 766-7000 Fax (614) 766-6809
www.meederfinancial.com

Dow Industrials -- Election-Year Cycle (Incumbent Party Wins vs. Loses)
All Elections
Incumbent Party Wins
Incumbent Party Loses
Plotted Lines Are Average Cycle Patterns
Based on Daily Data From 1900 Through 2004
For Statistics On Election Year Returns, See Study T_10A
All indices equal-weighted and geometric.
111
110
109
108
107
106
105
104
103
102
101
100
99
98
97
96
95
JAN
2008
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Product Design
&
Meeder Metrics

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Defensive Fixed

Income Model

Defensive Equity

Model

Investment Theme

Model

Strategic  Fund

Selection Model

7 Factor Model

4 Trend

3 Fundamental

Short

Intmd.

Long

Increasing

Rates

Move towards

Shortening

Maturity

Decreasing

Rates

Move

Towards

Lengthening

Maturity

14 Factor Model

3 Interest Rate

3 Fundamental

8 Trend/Technical

MM

FUNDS

BOND

FUNDS

GROWTH

PORTFOLIO

High Mkt.

Risk

Move

Towards

Defensive

Position

Low Mkt.

Risk

Remain

Fully

Invested

11 Factor Model

Quantitative

&

Qualitative

16 Factor Model

4 Market Based

7 Fundamental

5 Technical

Mid

Large

Small

Value

Growth

International

Tactical & Strategic Investment Disciplines

Quantitative

Qualitative

Investment Universe

Meeder Select

List

Investment Portfolios & Funds
Investment Models

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Defensive Fixed

Income Model

Defensive Equity

Model

Investment Theme

Model

Defensive Fixed

Income Portfolio

Government Bond

Fund

Muirfield Fund

Defensive Equity

Portfolio

Dynamic Growth

Fund

Growth Portfolio

Strategic  Fund

Selection Model

Aggressive

Growth Fund

Aggressive

Growth Portfolio

Strategic  Fund

Selection Model

Strategic  Fund

Selection Model

Investment Theme

Model

Defensive Fixed

Income Model

Defensive Equity

Model

Investment Theme

Model

Strategic  Fund

Selection Model

Target Date

Portfolios

Return

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

8 Risk Based

More

21 years

and
greater

16 – 20 years

5 years
and less

11 – 15 years

5 – 10 years

5 Target Date

Year to retirement

Less

Risk

More Conservative

More Aggressive

Less

More

Tactical & Strategic Investment Asset Allocation Design

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

The QuantexTM Fund

The Socially Responsible

Utilities Fund

Meeder Small/Mid Cap

SMID

Meeder Taxable Dividend

& Growth

Meeder Tax-Deferred

Dividend & Growth

Meeder Short-Term

Fixed Income

The Money Market Fund

(Retail/Institutional)

Mutual Funds

Portfolios

Additional Products

One of the top yielding general purpose money market funds
since 1985!

6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%

	3 Month	YTD	1 Year	3 Year	5 year	10 Year
The Money Market Fund	0.61%	1.53%	3.98%	4.29%	3.09%	3.54%
Lipper Avg Gen Purpose Money Market Fund	0.50%	1.30%	3.55%	3.84%	2.60%	3.03%

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

7-day compound yield: 2.21%*

*as of 6.30.08

The Money Market Fund Performance Comparison

* The Flex-funds Money Market Fund Retail Class, according to iMoneyNet.com.

as of June 30, 2008

15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%

	3 Month	YTD	1 Year	3 Year	5 year	10 Year
The Socially Responsible Utilities Fund	7.01%	-2.51%	2.27%	12.56%	14.97%	6.54%
Russell 3000 Utilities	2.87%	-8.80%	-9.71%	8.64%	11.24%	1.43%
Blended Index	1.48%	-6.33%	-5.15%	5.52%	8.11%	3.18%

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

The Socially Responsible Utilities Fund

as of June 30, 2008

10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%

	3 Month	YTD	1 Year	3 Year	5 year	10 Year
STFI Portfolios	0.57%	2.19%	8.04%	4.37%	2.48%	4.15%
Avg 90-day U.S. Treasury Bill	0.35%	0.91%	3.19%	4.25%	3.21%	3.54%
Lipper Avg Gen Purpose Money Market Fund	0.50%	1.30%	3.55%	3.84%	2.60%	3.03%

Meeder Financial
6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Meeder Short-Term Fixed Income Portfolios

as of June 30, 2008

2.00%
0.00%
-2.00%
-4.00%
-6.00%
-8.00%
-10.00%
-12.00%
-14.00%
-16.00%
-18.00%

QTD	-2.72%	0.82%	-7.44%	0.25%
YTD	-11.91%	-13.18%	-14.44%	-9.37%
1 Year	-13.11%	-11.18%	-15.28%	-16.18%

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Russell 2000

Dow Jones

Industrial Average

NASDAQ

S&P 500

Market Returns

Consumer Confidence

Payrolls

Energy Prices

Credit Bubble

Housing

Financial Services

International
11%
Emerging Markets
7%
Domestic
82%

Size

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Growth Portfolios

Defensive Equity Portfolios

Defensive Fixed Income Portfolios

25% Defensive

International

100%

100%

Defensive

Invested

Interest Rates

Fundamentals

Trends & Technicals

Equities

28

44

10

18

0

0

Value

Growth

Large

Medium

Small

Style

Maturity

Short

Interm

Long

US Treasury & Agency

40

20

0

20

20

0

Inv Grade Corporate

Avg Duration = 3.75 years

Meeder Metrics

(Data as of June 30, 2008)

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Avg Duration = 3.75 years

  Defensive Fixed Income Portfolios

  Fixed Income Model indicates intermediate term rates may begin to increase.

  Target maturity: an average maturity approximately at benchmark.

Maturity

Short

Interm

Long

US Treasury & Agency

40

20

0

20

20

0

Inv Grade Corporate

Defensive Fixed Income Portfolios

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Defensive Fixed Income Portfolios and Funds

MAP and MAP Plus

The Flex-funds®

  The U.S. Government Bond Fund

Meeder Asset Management

Defensive Fixed Income Portfolio

Short Term Fixed Income Portfolios

3%

  TDRP 5:  21 yrs and greater

5%

  TDRP 4:  16-20 yrs

10%

  TDRP 3:  11-15 yrs

15%

  TDRP 2:  6-10 yrs

20%

  TDRP 1:  5 yrs and less

40%

  Profile 8:  Balanced Growth

60%

  Profile 7:  Balanced Income

30%

  Profile 3:  Defensive Moderate Growth

50%

  Profile 2:  Defensive Balanced

70%

  Profile 1:  Defensive Income

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614) 766-7000 Fax (614) 766-6809
www.meederfinancial.com

Fundamentals

Trends & Technicals

100%

27% Defensive

100%

Defensive

Invested

Interest Rates

  Defensive Equity Portfolios

  100% Invested from September, 2006 to mid-January, 2008.

  Currently 73% invested in equities, 27% cash.

  Overweight/neutral in large-cap stock funds.

  Overweight in mid-cap stock fund exposure. No small-cap exposure.

  Overweight in growth investment style.

  Maintained international developed markets position.

Added modest Emerging Market exposure.

Defensive Equity Portfolios

Economic Growth

Inflation

FED

10
9
8
7
6
5
4
3
2
1
0
12/31/04
1/28/05
2/25/05
3/25/05
4/22/05
5/20/05
6/17/05
7/15/05
8/12/05
9/9/05
10/7/05
11/4/05
12/2/05
12/30/05
1/27/06
2/24/06
3/24/06
4/21/06
5/19/06
6/16/06
7/14/06
8/11/06
9/8/06
10/6/06
11/3/06
12/1/06
12/29/06
1/26/07
2/23/07
3/23/07
4/20/07
5/18/07
6/15/07
7/13/07
8/10/07
9/7/07
10/5/07
11/2/07
11/30/07
12/28/07
1/25/08
2/22/08
3/21/08
4/18/08
5/16/08
6/13/08

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Meeder Defensive Equity Model Historical Scoring

S&P 500 Index
1,550
1,450
1,350
1,250
1,150
1,050
12/31/04
3/31/05
6/30/05
9/30/05
12/31/05
3/31/06
6/30/06
9/30/06
12/31/06
3/31/07
6/30/07
9/30/07
12/31/07
3/31/08
6/30/08

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

S&P 500 200 Day Moving Average

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Defensive Equity Portfolios and Funds

MAP and MAP Plus

The Flex-funds®

  The Muirfield Fund®

  The Defensive Growth Fund

Meeder Asset Management

  Meeder Defensive Equity Portfolios

35%

  TDRP 5:  21 yrs and greater

33%

  TDRP 4:  16-20 yrs

29%

  TDRP 3:  11-15 yrs

25%

  TDRP 2:  6-10 yrs

22%

  TDRP 1:  5 yrs and less

100%

  Profile 4:  Defensive Growth

70%

  Profile 3:  Defensive Moderate Growth

50%

  Profile 2:  Defensive Balanced

30%

  Profile 1:  Defensive Income

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614) 766-7000 Fax (614) 766-6809
www.meederfinancial.com

28

44

10

18

0

0

Value

Growth

Large

Medium

Small

  Growth & Aggressive Growth Portfolios

  Overweight mid-cap stock fund exposure.  No small-cap exposure.

  Overweight/neutral in large-cap stock funds.

  Overweight in growth investment style.

  Maintained international developed market exposure in all funds.

  Maintained Emerging Market exposure in Aggressive Growth funds.

  Added Emerging Market exposure to Dynamic & Focused Growth Funds.

Growth Portfolios

Growth
Value
100
90
80
70
60
50
40
30
20
10
0
3/1/2006
4/1/2006
5/1/2006
6/1/2006
7/1/2006
8/1/2006
9/1/2006
10/1/2006
11/1/2006
12/1/2006
1/1/2007
2/1/2007
3/1/2007
4/1/2007
5/1/2007
6/1/2007
7/1/2007
8/1/2007
9/1/2007
10/1/2007
11/1/2007
12/1/2007
1/1/2008
2/1/2008
3/1/2008
4/1/2008
5/1/2008
6/1/2008

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Rotation to Growth/Value

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Large-Cap
Mid-Cap
Small-Cap
3/1/2006
4/1/2006
5/1/2006
6/1/2006
7/1/2006
8/1/2006
9/1/2006
10/1/2006
11/1/2006
12/1/2006
1/1/2007
2/1/2007
3/1/2007
4/1/2007
5/1/2007
6/1/2007
7/1/2007
8/1/2007
9/1/2007
10/1/2007
11/1/2007
12/1/2007
1/1/2008
2/1/2008
3/1/2008
4/1/2008
5/1/2008
6/1/2008

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Rotation to Small-, Mid-, Large-Caps

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Total Returns through June 30, 2008

S

L/M

Gr

Val

3.0%

-9.0%

11.9%

-1.0%

S

L/M

Gr

Val

-10.8%

-21.6%

-6.0%

-18.8%

-8.9%

-9.8%

S

-9.1%

-13.6%

L/M

Gr

Val

Since June 30, 2006

Since March 31, 2008

   L/M = Russell 1000                    S  = Russell 2000

Since June 30, 2007

Year-to-Date 2008

4.5%

-3.5%

S

1.2%

-5.3%

L/M

Gr

Val

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Growth and Aggressive Growth Portfolios and Funds

MAP and MAP Plus

The Flex-funds®

  The Dynamic Growth Fund

  The Aggressive Growth Fund

  The Focused Growth Fund

Meeder Asset Management

  Meeder Growth Portfolios

  Meeder Aggressive Growth Portfolios

* More concentrated version of the Growth Fund

20%

  TDRP 5:  21 yrs and greater

19%

  TDRP 4:  16-20 yrs

17%

  TDRP 3:  11-15 yrs

15%

  TDRP 2:  6-10 yrs

13%

  TDRP 1:  5 yrs and less

60%

  Profile 8:  Balanced Growth

40%

  Profile 7:  Balanced Income

100%*

  Profile 6:  Aggressive Growth

100%

  Profile 5:  Growth

International, 11%
Emerging
Markets, 7%
Domestics, 82%

Meeder
Financial
6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

International

Performance

3 Months	YTD	1 year	3 years	5 years	10 years	Since Inception	Inception Date
The Flex-funds© Aggressive Growth Fund *Expense Ratios[3]: Net 1.70% Gross 1.83%*	-0.52%	-10.24%	-11.08%	4.85%	7.60%	-	-2.91%	2/29/00
NASDAQ Composite Index	0.82%	-13.18%	-11.18%	4.51%	7.90%	-	-7.73%	2/29/00
The Flex-funds© Dynamic Growth Fund *Expense Ratios[3]: Net 1.32% Gross 1.86%*	3.05%	-8.55%	-9.04%	6.33%	8.43%	-	-0.47%	2/29/00
S&P 500 Index	-2.72%	-11.91%	-13.11%	4.40%	7.57%	-	0.91%	2/29/00
The Flex-funds© Muirfield Fund *Expense Ratios[3]: Net 1.38% Gross 1.88%*	1.67%	-9.14%	-9.75%	5.08%	7.24%	3.58%	7.93%	8/10/88
S&P 500 Index	-2.72%	-11.91%	-13.11%	4.40%	7.57%	2.88%	10.49%	7/31/88
Blended Index[2]	-1.49%	-6.79%	-6.59%	4.34%	5.83%	3.15%	8.12%	7/31/88
The Flex-funds© Socially Responsible Utilities Fund[6] *Expense Ratios[3]: Net 1.90% Gross 2.10%*	7.01%	-2.51%	2.27%	12.56%	14.97%	6.54%	9.79%	6/21/95
Russell 3000 Utilities Index	2.87%	-8.80%	-9.71%	8.64%	11.24%	1.43%	5.43%	6/30/95
Blended Index[4]	1.48%	-6.33%	-5.15%	5.52%	8.11%	3.18%	5.96%	6/30/95

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614) 766-7000 Fax (614) 766-6809
www.meederfinancial.com

The Flex-funds® Performance

3 Months	YTD	1 year	3 years	5 years	10 years	Since Inception	Inception Date
The Flex-funds® Quantex Fund™ *Expense Ratios[3]: Net 1.56% Gross 2.09%*	-4.73%	-13.16%	-26.22%	-0.46%	4.36%	0.52%	6.26%	3/20/85
Russell 2000 Index	0.59%	-9.37%	-16.18%	3.82%	10.32%	5.58%	8.00%	3/31/85
S&P 400 Midcap Index	5.43%	-3.90%	-7.34%	7.44%	12.59%	9.82%	12.28%	3/31/85
Blended Index[6]	3.01%	-6.64%	-11.76%	5.63%	11.46%	7.70%	10.14%	3/31/85
The Flex-funds® Money Market Fund (Retail Class)	0.61%	1.53%	3.98%	4.29%	3.09%	3.54%	4.98%	3/27/85
Current & Effective Yields*			7-day Compound: 2.21%			7-day Simple: 2.19%		
Lipper Average General-Purpose Money Market Fund	0.50%	1.30%	3.55%	3.84%	2.60%	3.03%	4.45%	3/31/85
The Flex-funds® Money Market Fund (Institutional Class)	0.65%	1.60%	4.13%	4.44%	-	-	4.15%	12/28/04
Current & Effective Yields*			7-day Compound: 2.36%			7-day Simple: 2.33%		
iMoneyNet, Inc. Average First-Tier Institutional Money Market Fund	0.62%	1.55%	4.06%	4.56%	-	-	4.09%	12/31/04
The Flex-funds® U.S. Government Bond Fund *Expense Ratios[3]: Net 1.01% Gross 1.72%*	-2.01%	0.64%	7.38%	3.76%	2.06%	3.49%	5.57%	5/7/85
Lehman Bros. Intermediate-Term Government/Credit Index	-1.53%	1.43%	7.37%	4.27%	3.49%	5.55%	7.43%	4/30/85

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

The Flex-funds® Performance (continued)

3 Months	YTD	1 year	3 years	5 years	10 years	Since Inception	Inception Date
Meeder Aggressive Growth Portfolios	2.82%	-8.03%	-6.58%	7.26%	9.67%	8.15%	11.08%	12/31/94
NASDAQ Composite Index	0.82%	-13.18%	-11.18%	4.51%	7.90%	2.46%	8.60%	12/31/94
Meeder Growth Portfolios	2.04%	-8.82%	-8.85%	6.97%	9.38%	6.94%	10.71%	12/31/94
S&P 500 Index	-2.72%	-11.91%	-13.11%	4.40%	7.57%	2.88%	9.79%	12/31/94
Meeder Defensive Equity Portfolios	1.48%	-8.69%	-9.00%	5.28%	6.81%	3.56%	10.82%	4/1/74
S&P 500 Index	-2.72%	-11.91%	-13.11%	4.40%	7.57%	2.88%	11.43%	4/1/74
Blended Index[2]	-1.49%	-6.79%	-6.59%	4.34%	5.83%	3.15%	9.37%	4/1/74
Meeder Small/Mid-Cap (SMID) Portfolios	-4.94%	-12.38%	-26.35%	-0.13%	8.40%	7.00%	9.35%	9/30/89
Russell 2000 Index	0.59%	-9.37%	-16.18%	3.82%	10.32%	5.58%	7.48%	9/30/89
S&P 400 Midcap Index	5.43%	-3.90%	-7.34%	7.44%	12.59%	9.82%	11.40%	9/30/89
Blended Index[8]	3.01%	-6.64%	-11.76%	5.63%	11.46%	7.70%	9.44%	9/30/89
Meeder Tax-Deferred Dividend & Growth Portfolios	-3.22%	-9.61%	-10.03%	5.05%	8.15%	-	11.18%	3/31/03
Meeder Taxable Dividend & Growth Portfolios	-4.77%	-11.00%	-13.31%	3.87%	7.79%	-	10.82%	3/31/03
Dow Jones Select Dividend Index	-14.00%	-21.40%	-28.46%	-3.28%	5.38%	-	8.36%	3/31/03
Meeder Short-Term (30-3) Fixed Income Portfolios	0.57%	2.19%	8.04%	4.37%	2.48%	4.15%	5.16%	12/31/88
Average 90-day U.S. Treasury Bill	0.35%	0.91%	3.19%	4.25%	3.21%	3.54%	4.38%	12/31/88
Upper Average General-Purpose Money Market Fund	0.50%	1.30%	3.55%	3.84%	2.60%	3.03%	4.02%	12/31/88
Meeder Flexible Fixed Income Portfolios	-2.10%	0.70%	5.76%	3.14%	2.27%	4.10%	6.03%	12/31/88
Lehman Bros. Intermediate-Term Government/Credit Index	-1.53%	1.43%	7.37%	4.27%	3.49%	5.55%	6.95%	12/31/88

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Meeder Asset Management (MAM) Performance

Past performance is not a guarantee of future results. All performance figures represent total returns and average annual total returns or current and effective yields for the periods ended June 30, 2008. Investment performance assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so an investor's shares or units, when redeemed, may be worth more or less than their original cost. Management fees and/or expenses were waived and/or reimbursed in The Flex-funds® during the periods shown in these tables to reduce expenses. All expenses, management fees, reimbursements or waivers for the Funds are voluntary and may be terminated at any time, except for The Quantex Fund ™. The Quantex Fund ™ management fee waiver is contractual and can be terminated annually by the Adviser on its renewal date.

[1] The Quantex Fund ™ changed its name and investment strategy on April 30, 2005. Prior to April 30, 2005, the Fund was known as the Highland Growth Fund. Average annual returns prior to that date reflect a combination of the Fund's current and previous investment strategies.

[2] The blended index is comprised of 60% of the S&P 500 Index and 40% of the average 90-day U.S. Treasury bill.

[3] The Net Expense Ratios are percentages of the Funds' net assets as of December 31,2007. Gross Expense Ratio are percentages of the Funds' assets as they are show in the most recent Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid directly.

[4] The blended index consists of 60% of the Russell 3000 Utilities Index and 40% of the Lehman Bros. Long Credit Index.

[5] While the name of the Fund has changed from The Total Return Utilities Fund to The Socially Responsible Utilities Fund, the investment strategy has remained the same.

[6] The blended index consists of 50% Russell 2000 Index and 50% S&P 400 Mid-Cap Index.

[*] The current and effective yields quoted for The Money Market Fund are as of June 30, 2008. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. To obtain the current 7-day yields for The Money Market Fund, call The Flex-funds® Shareholder Services Department toll free at 800-325-3539 or 614-760-2159. Investments in The Money Market Fund (either class) are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in The Money Market Fund (either class.)

To obtain a prospectus containing more information about The Flex-funds®, including other fees and expenses that apply to a continued investment in the Funds, you may call (800)325-3539, or write to P.O. Box 7177, Dublin, OH 43017. Please read the prospectus carefully before investing.

Meeder Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions in the Meeder Portfolios.

Note on comparative indices: Returns for an index, such as those whose performance is represented in the table above, do not reflect fees, brokerage commissions, or other expenses associated with investing. One cannot invest directly in an index. Source for equity index data: Bloomberg LP. Source for fixed income index data: Morningstar, Inc. Source for average general-purpose money market fund performance: Lipper, Inc. Source for average first-tier institutional money market funds performance: iMoneyNet, Inc.

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Disclosure

3 Months	YTD	2007	2006	2005	2004	2003	Since Inception (12/31/02)
Defensive Portfolios								
Profile 1 - Defensive Income	-1.56%	-3.69%	4.31%	5.03%	2.97%	3.03%	11.18%	4.06%
Profile 2 - Defensive Balanced	-1.11%	-5.78%	4.25%	6.32%	4.11%	2.63%	15.86%	4.78%
Profile 3- Defensive Moderate Growth	-0.70%	-8.10%	4.27%	8.37%	5.11%	2.21%	20.68%	5.56%
Profile 4 - Defensive Growth	-0.37%	-11.76%	4.08%	10.86%	6.77%	1.54%	27.84%	6.46%
Balanced Portfolios								
Profile 7 - Balanced Income	-0.86%	-4.15%	4.30%	6.63%	3.24%	4.80%	18.91%	5.91%
Profile 8 - Balanced Growth	-0.37%	-6.25%	4.30%	8.56%	4.21%	5.47%	26.85%	7.39%
Growth & Aggressive Growth Portfolios								
Profile 5 - Growth	0.54%	-10.71%	5.06%	12.43%	6.02%	6.70%	43.88%	10.32%
Profile 6 - Aggressive Growth	0.77%	-11.32%	8.25%	12.64%	9.89%	8.72%	48.32%	12.55%
Indices	**3 Months**	**YTD**	**2007**	**2006**	**2005**	**2004**	**2003**	**Since Inception (12/31/02)**
Lipper S&P 500 Fund Index	-2.75%	-12.00%	5.25%	15.55%	4.65%	10.56%	28.25%	8.77%
Lipper Investment Grade Bond Index	-1.09%	-0.98%	5.43%	4.47%	2.28%	4.28%	5.41%	3.77%
Lipper General U.S. Government Bond Index	-1.47%	1.11%	6.44%	3.38%	2.51%	3.35%	1.73%	3.36%
Lipper Average Money Market Fund	0.50%	1.30%	4.50%	4.24%	2.39%	0.51%	0.36%	2.41%

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

**PLEASE REFERENCE FOLLOWING PAGES FOR BENCHMARK AND DISCLOSURE INFORMATION**

Meeder Risk Based Portfolios

Managed Accounts for Participants Model Profile Performance – MAP Resource

As of June 30, 2008

“Meeder” and “Meeder Advisory Services” refer to affiliates of Meeder Financial

3 Months	YTD	2007	2006	2005	2004	2003	Since Inception (12/31/02)
Defensive Portfolios								
Profile 1 - Defensive Income	-1.54%	-3.23%	5.07%	5.53%	1.54%	4.44%	10.79%	4.30%
Profile 2 - Defensive Balanced	-1.30%	-5.01%	4.93%	6.84%	2.05%	3.90%	15.28%	4.91%
Profile 3- Defensive Moderate Growth	-0.73%	-7.05%	4.63%	8.79%	1.91%	4.16%	19.63%	5.52%
Profile 4 - Defensive Growth	-0.28%	-10.38%	4.14%	11.08%	2.89%	3.89%	26.83%	6.38%
Balanced Portfolios								
Profile 7 - Balanced Income	-1.01%	-4.03%	4.95%	7.00%	3.01%	3.94%	17.37%	5.67%
Profile 8 - Balanced Growth	-0.72%	-6.07%	4.98%	8.87%	3.85%	3.95%	24.48%	6.89%
Growth & Aggressive Growth Portfolios								
Profile 5 - Growth	-0.02%	-10.26%	4.91%	12.75%	4.74%	3.85%	38.54%	8.92%
Profile 6 - Aggressive Growth	-0.20%	-10.68%	5.79%	12.73%	6.27%	3.87%	40.80%	9.60%
Indices	**3 Months**	**YTD**	**2007**	**2006**	**2005**	**2004**	**2003**	**Since Inception (12/31/02)**
Lipper S&P 500 Fund Index	-2.75%	-12.00%	5.25%	15.55%	4.65%	10.56%	28.25%	8.77%
Lipper Investment Grade Bond Index	-1.09%	-0.98%	5.43%	4.47%	2.28%	4.28%	5.41%	3.77%
Lipper General U.S. Government Bond Index	-1.47%	1.11%	6.44%	3.38%	2.51%	3.35%	1.73%	3.36%
Lipper Average Money Market Fund	0.50%	1.30%	4.50%	4.24%	2.39%	0.51%	0.36%	2.41%

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

**PLEASE REFERENCE FOLLOWING PAGES FOR BENCHMARK AND DISCLOSURE INFORMATION**

Meeder Risk Based Portfolios

Managed Accounts for Participants Model Profile Performance – MAP+ Resource

As of June 30, 2008

“Meeder” and “Meeder Advisory Services” refer to affiliates of Meeder Financial

3 Months	YTD	2007	2006	2005	2004	2003	Since Inception (12/31/02)
Target Date Retirement - 5 years and less	-0.11%	-6.17%	4.51%	8.99%	4.52%	6.34%	20.98%	6.82%
Target Date Retirement - 6 - 10 Years	0.20%	-7.04%	4.65%	9.93%	5.09%	6.86%	23.99%	7.51%
Target Date Retirement - 11 - 15 Years	0.46%	-7.71%	4.64%	11.03%	5.66%	7.49%	27.03%	8.25%
Target Date Retirement - 16 - 20 Years	0.61%	-8.75%	4.45%	12.19%	6.26%	8.02%	30.13%	8.88%
Target Date Retirement - 21 years and greater	0.63%	-9.61%	4.21%	13.20%	6.77%	8.48%	33.28%	9.48%
Indices	**3 Months**	**YTD**	**2007**	**2006**	**2005**	**2004**	**2003**	**Since Inception (12/31/02)**
Lipper S&P 500 Fund Index	-2.75%	-12.00%	5.25%	15.55%	4.65%	10.56%	28.25%	8.77%
Lipper Investment Grade Bond Index	-1.09%	-0.98%	5.43%	4.47%	2.28%	4.28%	5.41%	3.77%
Lipper General U.S. Government Bond Index	-1.47%	1.11%	6.44%	3.38%	2.51%	3.35%	1.73%	3.36%
Lipper Average Money Market Fund	0.50%	1.30%	4.50%	4.24%	2.39%	0.51%	0.36%	2.41%

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

**PLEASE REFERENCE FOLLOWING PAGES FOR BENCHMARK AND DISCLOSURE INFORMATION**

“Meeder” and “Meeder Advisory Services” refer to affiliates of Meeder Financial

Meeder Target Date Retirement Portfolios

Managed Accounts for Participants Model Profile Performance – MAP Resource

As of June 30, 2008

3 Months	YTD	2007	2006	2005	2004	2003	Since Inception (12/31/02)
Target Date Retirement - 5 years and less	0.03%	-5.22%	3.45%	9.78%	3.17%	7.38%	23.57%	7.30%
Target Date Retirement - 6 - 10 Years	0.34%	-6.01%	3.37%	10.79%	3.40%	8.04%	27.10%	8.01%
Target Date Retirement - 11 - 15 Years	0.66%	-6.67%	3.03%	11.94%	3.43%	8.99%	29.08%	8.50%
Target Date Retirement - 16 - 20 Years	0.71%	-7.73%	2.66%	13.09%	4.07%	9.37%	33.72%	9.29%
Target Date Retirement - 21 years and greater	0.83%	-8.37%	2.23%	14.23%	4.29%	9.96%	37.45%	9.97%
Indices	**3 Months**	**YTD**	**2007**	**2006**	**2005**	**2004**	**2003**	**Since Inception (12/31/02)**
Lipper S&P 500 Fund Index	-2.75%	-12.00%	5.25%	15.55%	4.65%	10.56%	28.25%	8.77%
Lipper Investment Grade Bond Index	-1.09%	-0.98%	5.43%	4.47%	2.28%	4.28%	5.41%	3.77%
Lipper General U.S. Government Bond Index	-1.47%	1.11%	6.44%	3.38%	2.51%	3.35%	1.73%	3.36%
Lipper Average Money Market Fund	0.50%	1.30%	4.50%	4.24%	2.39%	0.51%	0.36%	2.41%

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

**PLEASE REFERENCE FOLLOWING PAGES FOR BENCHMARK AND DISCLOSURE INFORMATION**

“Meeder” and “Meeder Advisory Services” refer to affiliates of Meeder Financial

Meeder Target Date Retirement Portfolios

Managed Accounts for Participants Model Profile Performance – MAP+ Resource

As of June 30, 2008

3 Months	YTD	2007	2006	2005	2004	2003	Since Inception (12/31/02)
Defensive Portfolios								
Profile 1 - Defensive Income	-1.25%	-1.94%	5.76%	6.03%	2.89%	4.68%	7.41%	4.47%
Benchmark - 35% Lipper Investment Grade Bond Index, 35% Lipper General U.S. Government Bond Index, 18% Lipper S&P 500 Fund Index, 12% Lipper Average Money Market Fund								
Profile 2 - Defensive Balanced	-1.25%	-3.28%	5.61%	7.45%	3.20%	5.24%	10.01%	5.05%
Benchmark - 25% Lipper Investment Grade Bond Index, 25% Lipper General U.S. Government Bond Index, 30% Lipper S&P 500 Fund Index, 20% Lipper Average Money Market Fund								
Profile 3 - Defensive Moderate Growth	-1.27%	-4.63%	5.45%	8.88%	3.50%	5.80%	12.63%	5.61%
Benchmark - 15% Lipper Investment Grade Bond Index, 15% Lipper General U.S. Government Bond Index, 42% Lipper S&P 500 Fund Index, 28% Lipper Average Money Market Fund								
Profile 4 - Defensive Growth	-1.34%	-6.73%	5.05%	10.93%	3.81%	6.50%	16.49%	6.31%
Benchmark - 60% Lipper S&P 500 Fund Index and 40% Lipper Average Money Market Fund								
Balanced Portfolios								
Profile 7 - Balanced Income	-0.69%	-4.07%	4.90%	8.67%	3.36%	4.49%	10.92%	5.03%
Benchmark - 40% Lipper S&P 500 Fund Index and 60% Lipper Average Money Market Fund								
Profile 8 - Balanced Growth	-1.34%	-6.73%	5.05%	10.93%	3.81%	6.50%	16.49%	6.31%
Benchmark - 60% Lipper S&P 500 Fund Index and 40% Lipper Average Money Market Fund								
Growth & Aggressive Growth Portfolios								
Profile 5 - Growth	-2.75%	-12.00%	5.25%	15.55%	4.65%	10.56%	28.25%	8.77%
Benchmark - 100% Lipper S&P 500 Fund Index								
Profile 6 - Aggressive Growth	-2.75%	-12.00%	5.25%	15.55%	4.65%	10.56%	28.25%	8.77%
Benchmark - 100% Lipper S&P 500 Fund Index								

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

Benchmark Returns

As of June 30, 2008

3 Months	YTD	2007	2006	2005	2004	2003	Since Inception (12/31/02)
Target Date Retirement - 5 years and less	-1.12%	-5.26%	4.90%	10.74%	4.69%	8.92%	17.61%	7.33%
Benchmark - 10% Lipper US Govt Fund Index / 10% Lipper Inv Grade Bond; 20% Lipper Intermediate Inv Grade Bond Index; 13% Lipper S&P 500 Fund / 8% Lipper Money Market; 21% Lipper S&P 500 Fund Index; 5% Mid Cap Core Index; 5% Lipper Small Cap Core Index; 4% Lipper International Multi Cap Core Index; 4% Lipper Real Estate Fund Index								
Target Date Retirement - 6 - 10 years	-1.11%	-6.10%	4.88%	11.76%	5.05%	9.62%	19.84%	7.90%
Benchmark - 8% Lipper US Govt Fund Index / 8% Lipper Inv Grade Bond; 15% Lipper Intermediate Inv Grade Bond Index; 15% Lipper S&P 500 Fund / 10% Lipper Money Market; 24% Lipper S&P 500 Fund Index; 6% Mid Cap Core Index; 6% Lipper Small Cap Core Index; 5% Lipper International Multi Cap Core Index; 4% Lipper Real Estate Fund Index								
Target Date Retirement - 11 - 15 years	-1.16%	-6.94%	4.70%	12.99%	5.46%	10.49%	22.18%	8.51%
Benchmark - 5% Lipper US Govt Fund Index / 5% Lipper Inv Grade Bond; 10% Lipper Intermediate Inv Grade Bond Index; 17% Lipper S&P 500 Fund / 11% Lipper Money Market; 28% Lipper S&P 500 Fund Index; 7% Mid Cap Core Index; 6% Lipper Small Cap Core Index; 6% Lipper International Multi Cap Core Index; 5% Lipper Real Estate Fund Index								
Target Date Retirement - 16 - 20 years	-1.21%	-7.74%	4.46%	14.19%	5.84%	11.36%	24.47%	9.10%
Benchmark - 3% Lipper US Govt Fund Index / 3% Lipper Inv Grade Bond; 5% Lipper Intermediate Inv Grade Bond Index; 19% Lipper S&P 500 Fund / 13% Lipper Money Market; 31% Lipper S&P 500 Fund Index; 7% Mid Cap Core Index; 7% Lipper Small Cap Core Index; 7% Lipper International Multi Cap Core Index; 6% Lipper Real Estate Fund Index								
Target Date Retirement - 21 years and greater	-1.24%	-8.55%	4.16%	15.34%	6.18%	12.23%	26.89%	9.66%
Benchmark - 21% Lipper S&P 500 Fund / 14% Lipper Money Market; 35% Lipper S&P 500 Fund Index; 8% Mid Cap Core Index; 8% Lipper Small Cap Core Index; 7% Lipper International Multi Cap Core Index; 7% Lipper Real Estate Fund Index								

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614) 766-7000 Fax (614) 766-6809
www.meederfinancial.com

Benchmark Returns

As of June 30, 2008

These model portfolios do not reflect the actual investment results of any individual client participating in the MAP program, but represent the hypothetical performance of the models as initially established and as adjusted from time to time.  Actual account holdings and performance for individual clients may vary.  The performance figures are as of the date shown on the top of page 1 and 2, current performance may be lower or higher than the performance data quoted.

The performance indicated for each model portfolio does reflect the deduction of the maximum possible management fee (up to 1.50% per annum), but does not reflect any deduction for custodial, unitized trust, or sales fees charged by Nationwide.  Please refer to Nationwide’s disclosure documents for a full description of these charges.  Reflecting custodial, unitized trust, or sales fees would decrease performance figures for actual client returns. Also, the portfolios are comprised of mutual funds, which have their own expenses and fees.

Indexes shown do not include expenses and fees, an individual client cannot invest directly in an index.

For the period from 12/31/02 through 12/31/05, the Portfolio performance figures are based upon the trade dates when Meeder Advisory Services gave trade instructions to Nationwide’s affiliate rather than the dates those trades were actually effective.

For the period from 12/31/02 through 12/31/05, the performance figures for Portfolios 7 & 8 are based on hypothetical portfolios consisting of the following holdings:  Profile 7 – Balanced Income, 60% Meeder Flexible Income Portfolio and 40% Meeder Growth Portfolio; Profile 8 – Balanced Growth,
40% Meeder Flexible Income Portfolio and 60% Meeder Growth Portfolio.

The performance figures illustrated in the performance update represent model portfolio returns only for the time periods indicated.  The performance figures disclosed herein represent portfolio performance for only a short time period and may not be indicative of the returns or volatility each model portfolio would have generated over a longer time period.  Among other assumptions, these performance results assume reinvestment of interest, dividends and capital gain distributions paid during the covered period.  Actual returns for the comparable periods may vary from the model portfolio results based upon the timing of contributions to and withdrawals from individual client accounts.  The performance figures contained herein should be viewed in the context of the various risk/return profiles and asset allocation methodologies utilized by the asset allocation strategists in developing their model portfolios, and should be accompanied or preceded by the model portfolio descriptions.  There is no assurance, and clients should not assume, that future performance of any model portfolio would be comparable to past performance.  All investments, including investment in the mutual funds within the model portfolios, involve the risk of potential investment losses as well as the potential for investment gains.  When redeemed, the portfolio may be worth less than the initial investment.  The performance of the models should also be viewed in the context of the broad market and general economic conditions prevailing during the periods covered by the performance information.  Further information concerning the calculation of prior performance figures, investment objectives, risks, charges and expenses can be obtained by contacting Meeder Advisory Services at 866-633-3371.

Disclosure

These model portfolios do not reflect the actual investment results of any individual client participating in the MAP program, but represent the hypothetical performance of the models as initially established and as adjusted from time to time.  Actual account holdings and performance for individual clients may vary.  The performance figures are as of the date shown on the top of page 1 and 2, current performance may be lower or higher than the performance data quoted.

The performance indicated for each model portfolio does reflect the deduction of the maximum possible management fee (up to 1.05% per annum), but does not reflect any deduction for custodial, unitized trust, or sales fees charged by Nationwide.  Please refer to Nationwide’s disclosure documents for a full description of these charges.  Reflecting custodial, unitized trust, or sales fees would decrease performance figures for actual client returns. Also, the portfolios are comprised of mutual funds, which have their own expenses and fees.

Indexes shown do not include expenses and fees, an individual client cannot invest directly in an index.

For the period from 12/31/02 through 12/31/05, the Portfolio performance figures are based upon the trade dates when Meeder Advisory Services gave trade instructions to Nationwide’s affiliate rather than the dates those trades were actually effective.

For the period from 12/31/02 through 12/31/05, the performance figures for Portfolios 7 & 8 are based on hypothetical portfolios consisting of the following holdings:  Profile 7 – Balanced Income, 60% Meeder Flexible Income Portfolio and 40% Meeder Growth Portfolio; Profile 8 – Balanced Growth,
40% Meeder Flexible Income Portfolio and 60% Meeder Growth Portfolio.

The performance figures illustrated in the performance update represent model portfolio returns only for the time periods indicated.  The performance figures disclosed herein represent portfolio performance for only a short time period and may not be indicative of the returns or volatility each model portfolio would have generated over a longer time period.  Among other assumptions, these performance results assume reinvestment of interest, dividends and capital gain distributions paid during the covered period.  Actual returns for the comparable periods may vary from the model portfolio results based upon the timing of contributions to and withdrawals from individual client accounts.  The performance figures contained herein should be viewed in the context of the various risk/return profiles and asset allocation methodologies utilized by the asset allocation strategists in developing their model portfolios, and should be accompanied or preceded by the model portfolio descriptions.  There is no assurance, and clients should not assume, that future performance of any model portfolio would be comparable to past performance.  All investments, including investment in the mutual funds within the model portfolios, involve the risk of potential investment losses as well as the potential for investment gains.  When redeemed, the portfolio may be worth less than the initial investment.  The performance of the models should also be viewed in the context of the broad market and general economic conditions prevailing during the periods covered by the performance information.  Further information concerning the calculation of prior performance figures, investment objectives, risks, charges and expenses can be obtained by contacting Meeder Advisory Services at 866-633-3371.

Disclosure

MAP Target Date Disclosure

These model portfolios do not reflect the actual investment results of any individual client participating in the MAP program, but represent the hypothetical performance of the models as initially established and as adjusted from time to time.  Actual account holdings and performance for individual clients may vary.  The performance figures are as of the date shown on the top of page 1 and 2, current performance may be lower or higher than the performance data quoted.

The performance indicated for each model portfolio does reflect the deduction of the maximum possible management fee (up to 1.50% per annum), but does not reflect any deduction for custodial, unitized trust, or sales fees charged by Nationwide.  Please refer to Nationwide’s disclosure documents for a full description of these charges.  Reflecting custodial, unitized trust, or sales fees would decrease performance figures for actual client returns. Also, the portfolios are comprised of mutual funds, which have their own expenses and fees.

Indexes shown do not include expenses and fees, an individual client cannot invest directly in an index.

Performance for the period from 12/31/02 through 12/31/05, is based on a hypothetical portfolio consisting of the following holdings:

The performance figures illustrated in the performance update represent model portfolio returns only for the time periods indicated.  The performance figures disclosed herein represent portfolio performance for only a short time period and may not be indicative of the returns or volatility each model portfolio would have generated over a longer time period.  Among other assumptions, these performance results assume reinvestment of interest, dividends and capital gain distributions paid during the covered period.  Actual returns for the comparable periods may vary from the model portfolio results based upon the timing of contributions to and withdrawals from individual client accounts.  The performance figures contained herein should be viewed in the context of the various risk/return profiles and asset allocation methodologies utilized by the asset allocation strategists in developing their model portfolios, and should be accompanied or preceded by the model portfolio descriptions.  There is no assurance, and clients should not assume, that future performance of any model portfolio would be comparable to past performance.  All investments, including investment in the mutual funds within the model portfolios, involve the risk of potential investment losses as well as the potential for investment gains.  When redeemed, the portfolio may be worth less than the initial investment.  The performance of the models should also be viewed in the context of the broad market and general economic conditions prevailing during the periods covered by the performance information.  Further information concerning the calculation of prior performance figures, investment objectives, risks, charges and expenses can be obtained by contacting Meeder Advisory Services at 866-633-3371.

Disclosure

7%

7%

6%

5%

4%

Lipper Real Estate Fund Index

7%

6%

5%

4%

4%

Lipper International Multi Cap Core Index

8%

7%

6.50%

6%

5%

Lipper Small Cap Core Index

8%

7%

6.50%

6%

5%

Lipper Mid Cap Core Index

15%

13%

12%

10%

9%

Lipper S&P 500 Fund Index

20%

18%

16%

14%

12%

Meeder Growth

35%

32%

28%

25%

21%

Meeder Defensive Equity

0%

5%

10%

15%

20%

Meeder Flexible Fixed Income

0%

5%

10%

15%

20%

Lipper Intermediate Investment Grade Bond Index

Target Date
Retirement Portfolio -
21 Years and greater

Target Date
Retirement Portfolio -
16 - 20 Years

Target Date
Retirement Portfolio -
11 - 15 Years

Target Date
Retirement Portfolio -
6 - 10 Years

Target Date
Retirement Portfolio -
5 years and less

MAP Plus Target Date Disclosure

These model portfolios do not reflect the actual investment results of any individual client participating in the MAP program, but represent the hypothetical performance of the models as initially established and as adjusted from time to time.  Actual account holdings and performance for individual clients may vary.  The performance figures are as of the date shown on the top of page 1 and 2, current performance may be lower or higher than the performance data quoted.

The performance indicated for each model portfolio does reflect the deduction of the maximum possible management fee (up to 1.05% per annum), but does not reflect any deduction for custodial, unitized trust, or sales fees charged by Nationwide.  Please refer to Nationwide’s disclosure documents for a full description of these charges.  Reflecting custodial, unitized trust, or sales fees would decrease performance figures for actual client returns. Also, the portfolios are comprised of mutual funds, which have their own expenses and fees.

Indexes shown do not include expenses and fees, an individual client cannot invest directly in an index.

Performance for the period from 12/31/02 through 12/31/05, is based on a hypothetical portfolio consisting of the following holdings:

The performance figures illustrated in the performance update represent model portfolio returns only for the time periods indicated.  The performance figures disclosed herein represent portfolio performance for only a short time period and may not be indicative of the returns or volatility each model portfolio would have generated over a longer time period.  Among other assumptions, these performance results assume reinvestment of interest, dividends and capital gain distributions paid during the covered period.  Actual returns for the comparable periods may vary from the model portfolio results based upon the timing of contributions to and withdrawals from individual client accounts.  The performance figures contained herein should be viewed in the context of the various risk/return profiles and asset allocation methodologies utilized by the asset allocation strategists in developing their model portfolios, and should be accompanied or preceded by the model portfolio descriptions.  There is no assurance, and clients should not assume, that future performance of any model portfolio would be comparable to past performance.  All investments, including investment in the mutual funds within the model portfolios, involve the risk of potential investment losses as well as the potential for investment gains.  When redeemed, the portfolio may be worth less than the initial investment.  The performance of the models should also be viewed in the context of the broad market and general economic conditions prevailing during the periods covered by the performance information.  Further information concerning the calculation of prior performance figures, investment objectives, risks, charges and expenses can be obtained by contacting Meeder Advisory Services at 866-633-3371.

Disclosure

6125 Memorial Drive, Dublin OH 43017  l  P.O. Box 7177  l  Toll Free 866-MEEDER-1 (633-3371)  l   Fax 614-791-2572  l  http://map.meederadvisoryservices.com

7%

7%

6%

5%

4%

Lipper Real Estate Fund Index

7%

6%

5%

4%

4%

Lipper International Multi Cap Core Index

8%

7%

6.50%

6%

5%

Lipper Small Cap Core Index

8%

7%

6.50%

6%

5%

Lipper Mid Cap Core Index

15%

13%

12%

10%

9%

Lipper S&P 500 Fund Index

20%

18%

16%

14%

12%

Meeder Growth

35%

32%

28%

25%

21%

Meeder Defensive Equity

0%

5%

10%

15%

20%

Meeder Flexible Fixed Income

0%

5%

10%

15%

20%

Lipper Intermediate Investment Grade Bond Index

Target Date
Retirement Portfolio -
21 Years and greater

Target Date
Retirement Portfolio -
16 - 20 Years

Target Date
Retirement Portfolio -
11 - 15 Years

Target Date
Retirement Portfolio -
6 - 10 Years

Target Date
Retirement Portfolio -
5 years and less

Meeder Financial, Inc.

6125 Memorial Drive

Dublin, OH 43017

Phone: 866.633.3371

Fax:  614.923.1145

www.meederfinancial.com

clientservices@meederfinancial.com

Should you have any additional questions or comments, please contact our
Client Services Department using the information listed above.  Please be assured that all emails will be returned promptly.

Thank you for taking the time to hear about Meeder Financial  and the products we offer!

Contact Us

Q2 Quarter Status Review- Meeder Financial

This is Bob Meeder, President of Meeder Financial. Before we begin our 2nd Quarter Status Review I would like to take a moment to thank all of our shareholders, 401(k) participants and Financial Advisors for helping us grow the assets in the Flex Funds. Whether used individually or through asset allocation products, equity funds, fixed income offerings or our industry leading Money Market Fund we appreciate your confidence in our firm and are committed toward continuing to bring you solutions to assists with helping you reach your investment goals.

The following 15-minute presentation will review the Current Economic Conditions, an brief introduction to our product design and a synopsis of our Meeder Metrics. We will finish up with the latest quarter performance numbers.

And now for the presentation. I’m please to introduce our Chief Investment Officer, Dale Smith to provide an overview of the current economic situation.

Thank you Bob and hello everyone. As Bob said, in about a dozen slides or so I intend to provide a very brief update on economic conditions starting as per usual with gross domestic product. For the past two quarters GDP was reported to be 0.6% and 1.0%, respectively. The current consensus for the second quarter of 2008 is 2.2%, which is mainly reflective of the rebate checks issued during the second quarter.

Another gauge of economic activity is the monthly ISM index. A reading below 50 indicates contraction while a reading above 50 indicates expansion. After four months of contraction the index posted an upside surprise of slightly above 50 which was not anticipated.

The Federal Reserve, which has more economists than any other organization, now provides projections quarterly for selected economic indicators. Their most recently indicator projections show a slight increase in projections for GDP for the remainder of 2008. However, looking forward, these projections also show slight increases in both unemployment and inflation.

Turning to inflation, core inflation, which excludes energy and food prices, remains near the Fed’s long-term preferred range.

However, looking at producer’s index, the PPI Index has reached a 27-year high. Neither outcome from such a high rating is desirable since higher prices will either reduce corporate profits or will be passed on to the consumer.

As most everyone knows, commodity prices have been setting record highs, which has driven inflation higher. This slide summarizes various commodity price indices showing, in particular, that energy costs have more than doubled in just the past year and a half.

Turning to financials, which we have been underweighting in our stock portfolios, this slide shows the remarkable decline in financial stocks over the past year. As a result of the liquidity crisis, in the past year financial stocks have given back the gains that took nearly a decade to build.

This slide demonstrates the severity of the liquidity crisis in some of our nation’s largest financial institutions. The total lost market capitalization of just these 10 companies is approximately equal to the entire annual gross domestic product of Australia. Of note, this slide also excludes the collapse of Bear Stearns and Countrywide and the failure of IndyMac Bank.

This slide illustrates the Fed’s attempt to provide liquidity and stimulate economic growth. In the wake of the housing induced credit crisis, the Fed has cut the Fed funds rate from 5.25% to 2% though at their last meeting they kept the rate unchanged. The Fed which is faced with the challenge of dual mandates continues to struggle with stimulating economic growth while not fueling inflation.

This slide illustrates the market’s anticipation of future Fed fund rate moves at various points in time. While the Fed reduced rates much more quickly than anticipated at the beginning of the year, the markets now expect the Fed to gradually increase the Fed funds rate from 2% to over 3% over the next year mainly due to inflation pressures.

Turning to housing, for those of you who have followed us in the past, we have frequently discussed housing and its effects on the economy. As this slide shows, the housing market continues to struggle to find a bottom. Even with aggressive pricing by builders, new home inventories remain at all time highs.

This slide shows the history of the Case-Shiller U.S. National Home Price Index. Though with major regional differences, this slide shows that housing prices are declining at the fastest rate in the history of that survey.

Due to popular demand, we are going to continue to show the next two slides through the remainder of the presidential election cycle. This slide shows the betting odds of the next presidential election. More specifically, the current odds show a 68% probability of the Democratic candidate winning the next election. While carefully not trying to make any political statements, this fact historically has had certain investment implications.

This slide shows the performance of the Dow Jones Industrial Average in the fourth year of the election cycle for the last century. The red line shows the average return of the market in that fourth year. However, the black line shows the average return of the market when the incumbent party wins the presidential election while the blue line shows the returns of the market when the incumbent party loses the presidential election. The uncertainty surrounding change has historically been reflected in the financial markets and, so far, this year’s market performance is consistent with the change of political power this fall. With that, I am going to pass it back to Bob for a discussion of our current investment performance and our current investment position.

The next section will provide a brief overview of our extensive modeling and research process used to build our portfolios and mutual funds. Followed by a review of our Meeder Metrics that provides insight into our tactical and strategic strategies

The following slide provides an overview of our investment models that are used in developing our portfolios and mutual funds offerings.

Our Defensive Fixed Income Model (the gray box), which is used in managing our Defensive Fixed Income Portfolio and Government Bond Fund, consist of 7 factors 4 Trend and 3 Fundamental factors. This models helps us forecasts the potential trend of interest rates. If our model forecast higher interest rates, we will begin to shorten the average maturity of these portfolios to minimize portfolio volatility.

If our model forecasts a declining interest rate environment we will begin to lengthen the average maturity of these portfolios to lock in the higher yielding fixed income securities.

Our Defensive Equity Models (red box) which is used in managing of Defensive Equity Portfolio and the Muirfield is based upon 14 Factors - 3 interest rate, 8 Trend and Technical and 3 Fundamental. This model helps us assess the risk reward relationship of the stock market. If our model indicates a high-risk stock market we will shift assets towards a defensive position and invest in Money Market and Bond Funds. If our signal indicates a low risk market environment we will shift our portfolio to be fully invested in the stock market.

Our Investment Theme model (Green Box) helps us determine what are the ideal investment sectors to be overweighting or underweighting, such as Value, Growth or Large, Mid, small and international allocations

And our last model The Strategic Fund Selection Model, combines our 34 years of experience, along with a quantitative, qualitative and extensive due-diligence process that assist with identifying mutual funds that are well positioned for the current market environment.

Here is a synopsis of which models are utilized to build our actively managed portfolios and mutual funds.

Although these models continue to assist with developing sound strategies, we our Investment Research Group is continuously reviewing, modifying and enhancing these models to meet the challenges of our ever-changing investment market environment.

Utilizing our portfolios and mutual funds we just discuss, we continue to build solutions for investors seeking actively managed asset allocation portfolios, these asset allocation portfolios are ideal for investors looking for a turn-key solution to meet their investment goals.

Our Target Date portfolios consist of 5 offerings, designed for certain periods prior to one’s retirement. For example - if an investor has 23 years to retirement, typically they would select our 21 years or greater portfolio and a client with 7 years to retirement would select the 5-10 year portfolio. As investors get closer to retirement, we communicate with them and graduate them to the next portfolio, unless instructed not too.

Our 8 Risk based portfolios have allocations to meet various investment needs. We offer conservative portfolios for investors seeking minimum volatility and moderate returns to aggressive growth portfolios for a more aggressive investor who willing to accept more volatility with the potential for higher returns. A questionnaire is provided to assist with the selection process. This Questionnaire is based upon the client’s time frame, objectives and tolerance for risk.

We also have other funds and portfolio designed to compliments one’s investment goals.

The next few slides will review a few of these portfolios objectives and results.

With all of the concerns in the financial sector and clients looking for a liquid parking spot for short-term or conservative assets The Flex-Fund Money market could be a great solution.

Aside from the funds excellent performance record, The Flex-Fund Money Market Fund also provides free check writing privileges.

Most importantly, The Flex Fund Money Market Fund has consistently provided a yield that is in the top 10% of its peer group.

This chart illustrates the performance of The Socially Responsible Utilities Fund.

Simply put the fund to some degree is a Growth & Income Fund that focuses its investments in the utility sector.

We are please with the funds performance as it has exceeded its benchmarks.

Our Short-Term Fixed Income Portfolio invests in US Treasury Securities up to 3 years when our investment model indicates interest rates to be stable or declining.

And when our investment indicates interest rates to be potential increasing we will invest these portfolios assets in short-term money market securities.

During the quarter, the markets were confronted with a number of challenges.

The economy continued to face challenges during the quarter as consumers confidence and payrolls declined, inflationary pressures persisted from rising energy prices, the unwinding of the credit bubble continued, as evidence by the prolonged downturn in the domestic housing market and the financial service sector continued to struggle.

On the Sluggish Economic Growth: Data was released during the quarter revealed the economy grew at a pace of 1% annualized for the 1st quarter (and note: most of this growth was driven from exports not domestic sales.

On Energy: Any one who drives knows what it cost to fill up your gas tank.

Inflation concerns especially oil and food has contributed to a higher than expected increases in the Consumer Price Index (CPI) and in May was up 4.2% over the previous 12 months.

All of these combined provide a powerful negative impact on consumers, whose spending accounts for approximately 2/3rds of economic activity and is not that surprising that consumer confidence in June has fell to its lowest level in 16 years.

The following Meeder Metric slide provides a synopsis of our portfolios and allocations. We will expand upon this overview in the forth-coming slides.

Our Defensive Fixed Income portfolio began the second quarter over-weighted towards US Government Agency investment products. As the quarter progressed we moved a portion of the portfolios to corporate bond and government bond investments. Yield spreads were elevated in these sectors allowing for greater potential gains versus U.S. Treasury and U.S. Government Agency sectors.

Due to the anticipation of the Fed would not pursue additional target interest rate reductions and focus more on inflation expectations generated by elevated commodity and food prices. With this change in investor sentiment, our fixed income model changed to indicate we should move our average duration lower from 5 years to 3.75 years.

With the Fed shifting its efforts of target interest rate reductions and focusing more on inflation expectations generated by elevated commodity and food prices has resulted negatively effected prices during the second quarter. Still the first quarter favorable results keep the portfolios and funds in a positive territory.

We will continue to remain vigilant to anticipated changes in the market and alter investments accordingly.

This slide provides the percentage allocations of our Defensive Fixed Income portfolio in our various asset allocation portfolios’ and our Flex-funds mutual Funds.

At the top end - Our Defensive Income Fund has an allocation of 70% of the Defensive Fixed Income Portfolio.

An toward the bottom or Target Date Retirement Portfolio for 21 years and greater has and allocation of 3% to the Defensive Fixed Income Portfolio.

Lastly, our fixed income strategies are used exclusively in the Flex-Fund U.S. Government Bond Fund and The Meeder Asset Management Fixed Income Portfolios.

The equity markets performed well during April and part of May, driven by factors such as stronger then expected economic growth and corporate profits. Stock began their decline in mid-May due to the previous discussed factors and the concerns over the Fed’s rapid shift in focus from stimulating economic growth to fighting inflation.

Our outlook and quantitative investment models continue to indicate a somewhat high-risk environment and therefore we continue to maintain a partially defensive position based upon the continued negative reading of our trend and technical factors.

The above chart reflects the daily scoring of our Defensive Equity Model

When the blue line declines below the red line - this mandates a defensive position for the Muirfield Fund and the Defensive Equity Portfolio. The model had indicated a fully invested posture from September 06 thru Mid-January 08. Since January of this year the model has mandated a partially defensive position for these portfolios.

This chart reflects one of our 8 trend factors.

Secifically it is the S&P500 versus its 200 day moving average. If the S&P 500 is above the red line (its 200 day moving average) then it contributes positively to our model.

As the chart illustrates in January the S&P 500 Index broke below its 200 moving average which is one of the 8 trend factors that contributed towards implementing our defensive position in the portfolios.

This slide provides the percentage allocations of our Defensive Equity portfolio in our various asset allocation portfolio’s and our Flex-funds mutual Funds.

The allocations vary by portfolio though you should note that the Flex-fund Muirfield Fund has a 100% allocation to the Defensive Equity Portfolio.

Our Theme Model continues to overweight mid-cap stocks funds - which aided performance in the second quarter as the S&P Mid-Cap Index posted a better return than the S&P 500 Index.

Additionally, our overweighting in growth funds versus value funds have contributed favorable to the returns of the portfolios.

The following chart shows historically how our theme model provides direction on the weighting of growth versus value allocations.

Since May of 06 the portfolios were tilted towards a value allocation, from August 2007 we continued to reduce value and tilt the portfolio towards growth.

This charts shows historically the allocation of small, mid and large cap allocations.

Although large cap exposure represents a significant allocation towards the growth portfolios we have been increasing mid cap allocations, which have contributed favorable to performance.

For the past two years growth has clearly been the place to be including the two-year, 1 year  And Last Quarter

This slide provides the percentage allocations of our Growth & Aggressive portfolio in our various asset allocation portfolios’ and our Flex-funds mutual Funds.

Our Growth portfolio and Aggressive Growth Portfolio are fully invested portfolios and have exceeded their benchmarks for on a quarterly, year to date, 1,3,5 and since inception.

On the international front, our model continues to recommend international exposure.
Though the strength of the indicators have been weakening and we have reduce the developed market allocation accordingly.

I would like to thank you again for your continued confidence in Meeder financial. Should have any questions please feel free to give us a call. The remainder of this presentation will be a slide show of our flex funds Meeder asset management portfolios and our MAP portfolios.